Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Phone 650.493.9300

Fax 650.493.6811

www.wsgr.com

July 27, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

                 Division of Corporation Finance

Re:	NeoMagic Corporation
Registration Statement on Form S-3, File No. 333-133088

Ladies and Gentlemen:

On behalf of NeoMagic Corporation (“NeoMagic” or the “Company”), we submit this letter to you in response to your letter of June 23, 2006 (the “Comment Letter”), setting forth additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s registration statement filed on Form S-3, File No. 333-133088 (the “Registration Statement”). In addition, we are providing via express delivery three copies of this letter. We have reproduced the Staff’s comments below in bold. The Company’s response to each comment immediately follows the comment.

The Staff’s timely response to this letter would be greatly appreciated. Please let us know if there is anything else we can do to facilitate your review.

Registration Statement on Form S-3

1.	We note from your response to prior comment 1 that on February 6, 2006 your executive officers, directors and greater than 5% shareholders held 20,162 shares of your common stock. Please demonstrate for us, with reference to your publicly filed documents regarding your security ownership, how you calculated that number of shares.

Response: A detailed analysis of the components of the 20,162 shares is attached to this letter as Exhibit 1.

Securities and Exchange Commission

July 27, 2006

Based on my phone conversation with Mr. Mancuso on July 24, 2006, NeoMagic will not be required to re-test its eligibility for the use of Form S-3 when it amends its Form 10-K for the year ended January 29, 2006 as proposed below in response to Comment 3. Such amendment will be filed prior to requesting acceleration of the effective date of the Registration Statement.

Form 10-K for the Year Ended January 29, 2006

Financial Statements

General

2.	Please refer to prior comment 3. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Response: NeoMagic plans to use actual period end dates in filings made with respect to future fiscal periods. However, please note that NeoMagic plans to file an amended Form 10-K for the fiscal year ended in January 2006 to revise the balance sheet as described in our response to Comment 3 below. If the Staff were to require NeoMagic also to revise the period end dates in the previously filed fiscal 2006 Form 10-K, it would require a significant number of changes to the Form 10-K, including new audit opinions from both our current and our former accounting firms for all periods affected by the minor date adjustments. This would cause the Company to incur significant costs with its financial printer and auditors. Moreover, the Company believes that such changes could elicit significant investor questions without materially changing the financial disclosure. As a result, NeoMagic respectfully requests that it be allowed to address this Staff comment in all filings for future periods, but not be required to make such changes to its amended Form 10-K for the fiscal year ended January 29, 2006.

Note 9. Equity Financing, page 50

3.	Please refer to prior comment 5. We note that you classified the maximum liquidated damages that may be payable in the event of settlement of the warrants as temporary equity in accordance with paragraph 9 of EITF 00-19. However, this guidance applies to contracts that have to be settled in cash, not the liquidating damages cash penalty required to be paid under the registration rights agreement. It appears that your warrants are settled in shares, therefore there is no net-cash settlement and you conclude the maximum liquidated damages penalty, which is capped at 12 percent, is a reasonable discount.

Securities and Exchange Commission

July 27, 2006

Therefore, it appears that you should evaluate the liquidating damages penalty under SFAS 5, and only record a liability if both the conditions in paragraph 8 of SFAS 5 are met. Please revise or advise.

Response: While the registration obligation associated with the financing completed in December 2005 can be reasonably estimated, NeoMagic does not consider the obligation to be probable. As a result, NeoMagic intends to revise its previous filings to reclassify what was previously shown as temporary equity associated with the financing completed in December 2005 to permanent stockholders’ equity.

4.	In this regard, in light of the on-going discussions surrounding EITF 05-04, in future filings please include a clear discussion of the status of EITF 05-04 in this section of your filing which discloses how your accounting could be impacted by a final outcome that is different from the view that you have applied.

Response: Upon further review, NeoMagic no longer believes that the adoption of EITF 05-04, as currently drafted, will have any impact on the accounting treatment for the December 2005 financing. However, NeoMagic will continue to monitor EITF 05-04. If there are changes to EITF 05-04 that could alter the accounting treatment for the December 2005 financing, NeoMagic will provide disclosure or update its accounting treatment, as necessary.

*    *    *    *    *    *

We hope that you will find the foregoing responsive to your comments.

As discussed with Angela Crane in my phone conversation with her on July 24, 2006, NeoMagic would appreciate input from the Accounting Staff of the Division of Corporation Finance with respect to the Company’s proposed future accounting for the securities issued in the December 2005 financing. This proposed accounting is described in the Company’s response dated June 20, 2006 to the first round of Staff comments in the last paragraph on page 8, which carries over to page 9. Please advise me of the availability of Ms. Crane to discuss this matter directly with Scott Sullinger, the Chief Financial Officer of NeoMagic. Thank you for your assistance.

Securities and Exchange Commission

July 27, 2006

Please direct any questions or comments regarding this filing to Michael J. Danaher or me. My phone number is (650) 320-4643 and Mr. Danaher’s phone number is (650) 320-4625.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Ann Yvonne Walker
Ann Yvonne Walker

cc:	Timothy Buchmiller, Examiner

Angela Crane, Accounting Branch Chief

Julie Sherman, Accounting Examiner

Peggy Fisher, Assistant Director, Electronics and Machinery

Douglas Young, NeoMagic Corporation

EXHIBIT 1

In accordance with Section 16 of the Securities Exchange Act of 1934, the directors and officers of the Company timely filed the Forms 3, 4 and 5 listed below. Between the date of each filing and February 6, 2006, there were no changes in the number of non-derivative securities (i.e., common stock) held by such individuals. On February 6, 2006, the Company appointed a new officer and his Form 3 was timely filed on February 7, 2006. On February 6, 2006, there were no reported shareholders with holdings of more than 5% of the Company’s stock.

The following table sets forth all common equity held by NeoMagic’s directors and officers as of February 6, 2006.

Name	Position	Shares of Common Stock	File Date	As of Date	Form Type	Comment	SEC Accession No.
Dougherty, Brian	Director	10,000	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0000939339-06-000001
Gupta, Anil	Director	2,500	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0001220423-06-000001
Stork, Carl	Director	5,640	3/10/2006	1/29/2006	Form 5	See Explanation of Responses #2	0001220434-06-000001
Valenzuela, Steve	Director	0	1/05/2006	1/04/2006	Form 4	See Table I	0001304655-06-000003
Blanc, Jeffery	VP, Worldwide Sales & Corp. Communications	0	8/10/2005	8/09/2005	Form 3	See Explanation of Responses #1	0001335902-05-000002
Sullinger, Scott	VP Finance & CFO	0	1/04/2006	1/03/2006	Form 4	See Table I	0001282411-06-000002
Young, Douglas	Director; President & CEO	2,000	1/04/2006	1/03/2006	Form 4	See Table l	0001315965-06-000002
Zaidi, Syed	Officer, VP Corp. Engineering	22	2/07/2006	2/06/2006	Form 3	See Table I	0001352277-06-000002

	Total	20,162